EXHIBIT 11

NB CAPITAL CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(in thousand of US dollars, except per share amounts)

		Three-month period ended March 31, 2005	Three-month period ended March 31, 2004

Net income		$8,400	$8,440
Deduct: Senior preferred stock
and series A preferred
stock dividends		6,268	6,267

Common share outstanding	(A)	$2,132	$2,173
	(B)	100	100

Earning per share	(A/B)	$ 21	$ 22